Exhibit 15.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion in this Form 20-F by Vista Oil & Gas Holding II S.A. de C.V. (the “Company”) for the year ended December 31, 2021, of our report dated April 19, 2022, with respect to the estimates of reserves and future net revenue of the Company as of December 31, 2021, and to all references to our firm included in this Form 20-F with the provision that we accept responsibility only to the extent provided in the engagement agreement dated July 20, 2021, between the Company and us.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

April 20, 2022